FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 26, 2018

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports Second Quarter 2018 Financial Results in an investor conference” dated July 26, 2018.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Second Quarter 2018 Results” dated July 26, 2018

 Item 1

 News Release

AU Optronics Reports NT$1.25 Billion Net Profit Attributable to Owners of the Company for Second Quarter 2018

Issued by: AU Optronics Corp.
Issued on: July 26, 2018

Hsinchu, Taiwan, July 26, 2018–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the second quarter of 2018(1).

Consolidated revenues for the second quarter of 2018 were NT$75.05 billion, up by 0.8% quarter-over-quarter. AUO’s net profit attributable to owners of the Company for the second quarter of 2018 was NT$1.25 billion, with a basic EPS(2) of NT$0.13.

For the first half of 2018, AUO reported consolidated revenues of NT$149.50 billion. Net profit attributable to owners of the Company was NT$5.56 billion, with a basic EPS(2) of NT$0.58.

In the second quarter of 2018, large-sized panel(3) shipments totaled 27.98 million units, down by 2.1% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 45.32 million units, down by 2.7% quarter-over-quarter.

Highlights of consolidated results for the second quarter of 2018:

•	Revenues of NT$75.05 billion

•	Operating profit of NT$2.10 billion

•	Net profit attributable to owners of the Company at NT$1.25 billion

•	Basic EPS(2) of NT$0.13

•	Gross margin was 9.7%

•	Operating margin was 2.8%

•	EBITDA(4) margin was 13.5%

•	Operating margin of Display Segment was 3.6%

•	EBITDA(4) margin of Display Segment was 14.8%

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Looking back to the second quarter, despite the intensified pressure on TV panel prices, the Company still maintained relatively stable operational results by actively adjusting its product line and product mix. The quarterly revenues increased by 0.8% from the previous quarter, while the operating profit reached NT$2.10 billion and net profit attributable to owners of the Company reached NT$1.25 billion. In terms of the financial structure of the Company, inventory turnover days were 34 days and net debt to equity ratio was 5.6%. Both metrics were kept at a healthy low level.

Looking into the third quarter, inventory in the market has come back to a healthy level; brand customers are actively stocking up for the year-end higher season, and the Company is also well-prepared for the higher season demand. Moreover, the Company intends to keep focusing on its goal for value transformation and technology innovation no matter how the industry fluctuates. In that way, the Company will be able to strengthen its competitive advantage and to maintain its operational stability.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the second quarter of 2018 and the first half of 2018 were calculated based on the weighted average outstanding shares of the first half of 2018 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.1 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2017. AUO’s consolidated net revenues in 2017 were NT$341.03 billion. For more information, please visit AUO.com..

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's

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expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2018. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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Item 2

AU Optronics Corp.
Second Quarter 2018 Results Investor Conference
友達光電
2018年第二季法人說明會

Jul. 26, 2018

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	2Q18		1Q18		QoQ %	2Q17

Net Sales	75,054	100.0%	74,445	100.0%	0.8%	84,412	100.0%
Cost of Goods Sold	(67,780)	(90.3%)	(66,303)	(89.1%)	2.2%	(67,292)	(79.7%)
Gross Profit	7,274	9.7%	8,141	10.9%	(10.7%)	17,121	20.3%
Operating Expenses	(5,174)	(6.9%)	(5,188)	(7.0%)	(0.3%)	(5,445)	(6.5%)
Operating Profit	2,100	2.8%	2,953	4.0%	(28.9%)	11,676	13.8%
Net Non-operating Income(Expenses)	145	0.2%	1,191	1.6%	(87.8%)	(32)	(0.0%)
Profit before Tax	2,244	3.0%	4,144	5.6%	(45.8%)	11,644	13.8%
Net Profit	40	0.1%	4,027	5.4%	(99.0%)	8,946	10.6%
Net Profit Attributable to Owners of Company	1,252	1.7%	4,309	5.8%	(70.9%)	9,830	11.6%
Basic EPS (NT$)(a )	0.13		0.45		(71.1%)	1.02

Operating Profit + D&A	10,163	13.5%	11,414	15.3%	(11.0%)	20,682	24.5%

Display Segment Information:
Net Sales	69,457	100.0%	70,590	100.0%	(1.6%)	79,914	100.0%
Operating Profit	2,519	3.6%	3,184	4.5%	(20.9%)	11,804	14.8%
Operating Profit + D&A	10,260	14.8%	11,315	16.0%	(9.3%)	20,389	25.5%

Unit Shipments (mn)(b )
Large Size Panels	28.0		28.6		(2.1%)	26.8
Small & Medium Size Panels	45.3		46.6		(2.7%)	38.7

a)	Basic EPS in 2Q18 and 1Q18 were calculated based on the weighted average outstanding shares of the first half of 2018 (9,624m shares); Basic EPS in 2Q17 was calculated based on the weighted average outstanding shares of 2017 (9,624m shares).

b)	Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million
	2Q18	1Q18	QoQ %	2Q17
Cash & ST Investment (a )
	82,324	97,123	(15.2%)	102,801
Inventory	26,164	24,792	5.5%	25,540
Short Term Debt(b )	29,096	14,935	94.8%	19,032
Long Term Debt	65,309	93,252	(30.0%)	105,676
Equity	215,454	230,271	(6.4%)	211,145
Total Assets	427,790	435,508	(1.8%)	441,143

Inventory Turnover (Days)(c)	34	34	35
Net Debt to Equity(d )	5.6%	4.8%	10.4%

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 2Q18, 1Q18 and 2Q17 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million
	2Q18	1Q18	QoQ

From Operating Activities	9,565	8,463	1,102
Profit before Tax	2,244	4,144	(1,900)
Depreciation & Amortization	8,064	8,461	(397)
Net Change in Working Capital	(332)	(3,741)	3,409
From Investing Activities	(10,985)	(10,325)	(660)
Capital Expenditure	(8,350)	(10,562)	2,212
From Financing Activities	(14,199)	(5,969)	(8,230)
Net Change in Debt	(14,199)	(5,968)	(8,231)
Net Change in Cash(a )	(14,799)	(7,898)	(6,901)

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
49%
14%
17%
4%
16%
47%
13%
18%
4%
18%
45%
14%
17%
6%
18%
42%
15%
18%
6%
19%
38%
16%
20%
6%
20%
2Q17
3Q17
4Q17
1Q18
2Q18
TV
Monitor
Mobile PC
Mobile Device
Commercial and Others

- Mobile PC : including Notebook and Tablet displays
- Mobile Device : including displays for mobile phones and other related products
- Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc.

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
2Q17
3Q17
4Q17
1Q18
2Q18
31%
15%
16%
24%
14%
30%
14%
15%
26%
15%
30%
12%
15%
25%
18%
27%
11%
17%
27%
18%
25%
10%
18%
29%
18%
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

Consolidated Shipments & ASP by Area

Shipments in square meter

(K m²)
7,000
3,500
0
6,187
6,689
6,563
6,416
6,268
2Q17
3Q17
4Q17
1Q18
2Q18

ASP per square meter

(US$)
500
400
300
200
$415
$395
$373
$363
$361
2Q17
3Q17
4Q17
1Q18
2Q18

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel Shipments by Area & Revenues

Shipments in square meter
(K m²)
450
300
150
0
332.5
400.2
404.0
409.4
398.1
2Q17
3Q17
4Q17
1Q18
2Q18

Revenues
(NT$ bn)
20
16
12
8
4
0
11.1
12.0
12.9
12.1
12.3
2Q17
3Q17
4Q17
1Q18
2Q18

– Small & Medium size refers to panels that are under 10 inches

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended June 30, 2018 and 2017 and March 31, 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison

		2Q18		2Q17			2Q18		1Q18
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%

Net Sales	2,466	75,054	100.0	84,412	(11.1)	2,466	75,054	100.0	74,445	0.8
Cost of Goods Sold	2,227	67,780	90.3	67,292	0.7	2,227	67,780	90.3	66,303	2.2

Gross Profit	239	7,274	9.7	17,121	(57.5)	239	7,274	9.7	8,141	(10.7)

Operating Expenses	170	5,174	6.9	5,445	(5.0)	170	5,174	6.9	5,188	(0.3)

Operating Profit(Loss)	69	2,100	2.8	11,676	(82.0)	69	2,100	2.8	2,953	(28.9)

Net Non-operating Income(Expenses)	5	145	0.2	(32)	－	5	145	0.2	1,191	(87.8)

Profit(Loss) before Income Tax	74	2,244	3.0	11,644	(80.7)	74	2,244	3.0	4,144	(45.8)

Income Tax Expense	(72)	(2,205)	(2.9)	(2,698)	(18.3)	(72)	(2,205)	(2.9)	(117)	1,788.7

Net Profit(Loss)	1	40	0.1	8,946	(99.6)	1	40	0.1	4,027	(99.0)

Other Comprehensive Income(Loss)	(27)	(832)	(1.1)	2,023	－	(27)	(832)	(1.1)	1,012	－

Total Comprehensive Income(Loss)	(26)	(793)	(1.1)	10,969	－	(26)	(793)	(1.1)	5,040	－
Net Profit(Loss) Attributable to:

Owners of Company	41	1,252	1.7	9,830	(87.3)	41	1,252	1.7	4,309	(70.9)
Non-Controlling Interests	(40)	(1,212)	(1.6)	(883)	37.3	(40)	(1,212)	(1.6)	(282)	329.9

Net Profit(Loss)	1	40	0.1	8,946	(99.6)	1	40	0.1	4,027	(99.0)
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	18	537	0.7	11,596	(95.4)	18	537	0.7	5,063	(89.4)
Non-Controlling Interests	(44)	(1,329)	(1.8)	(627)	112.0	(44)	(1,329)	(1.8)	(24)	5,535.4

Total Comprehensive Income(Loss)	(26)	(793)	(1.1)	10,969	－	(26)	(793)	(1.1)	5,040	－

Basic Earnings Per Share	0.004	0.13		1.02		0.004	0.13		0.45
Basic Earnings Per ADS(2)
	0.043	1.30		10.21		0.043	1.30		4.48
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.43 per USD as of June 30, 2018

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended June 30, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison

		1H 2018		1H 2017
	USD	NTD	%	NTD	YoY%

Net Sales	4,913	149,499	100.0	172,969	(13.6)
Cost of Goods Sold	4,406	134,084	89.7	138,416	(3.1)

Gross Profit	507	15,415	10.3	34,554	(55.4)

Operating Expenses	341	10,362	6.9	10,860	(4.6)

Operating Profit(Loss)	166	5,053	3.4	23,693	(78.7)

Net Non-operating Income(Expenses)	44	1,336	0.9	(100)	－

Profit(Loss) before Income Tax	210	6,389	4.3	23,594	(72.9)

Income Tax Expense	(76)	(2,321)	(1.6)	(5,213)	(55.5)

Net Profit(Loss)	134	4,067	2.7	18,381	(77.9)

Other Comprehensive Income(Loss)	6	180	0.1	(1,431)	－

Total Comprehensive Income(Loss)	140	4,247	2.8	16,950	(74.9)
Net Profit(Loss) Attributable to:

Owners of Company	183	5,562	3.7	19,309	(71.2)
Non-Controlling Interests	(49)	(1,494)	(1.0)	(928)	61.1

Net Profit(Loss)	134	4,067	2.7	18,381	(77.9)
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	184	5,600	3.7	18,513	(69.8)
Non-Controlling Interests	(44)	(1,353)	(0.9)	(1,563)	(13.4)

Total Comprehensive Income(Loss)	140	4,247	2.8	16,950	(74.9)

Basic Earnings Per Share	0.02	0.58		2.01
Basic Earnings Per ADS(2)
	0.19	5.78		20.06
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.43 per USD as of June 30, 2018

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

June 30, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

		June 30, 2018		June 30, 2017		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,705	82,324	19.2	102,801	23.3	(20,476)	(19.9)
Notes & Accounts Receivables	1,459	44,396	10.4	44,912	10.2	(516)	(1.1)
Other Current Financial Assets	56	1,716	0.4	508	0.1	1,208	237.6
Inventories	860	26,164	6.1	25,540	5.8	624	2.4
Other Current Assets	209	6,349	1.5	7,409	1.7	(1,060)	(14.3)
Total Current Assets	5,289	160,950	37.6	181,170	41.1	(20,221)	(11.2)

Long-term Investments	453	13,772	3.2	9,657	2.2	4,114	42.6
Net Fixed Assets	7,399	225,165	52.6	216,105	49.0	9,060	4.2
Other Non-Current Assets	917	27,904	6.5	34,211	7.8	(6,306)	(18.4)
Total Non-Current Assets	8,769	266,841	62.4	259,973	58.9	6,868	2.6
Total Assets	14,058	427,790	100.0	441,143	100.0	(13,353)	(3.0)

LIABILITIES
Short-term Borrowings	77	2,335	0.5	2,160	0.5	175	8.1
Accounts Payable	1,829	55,651	13.0	52,855	12.0	2,796	5.3
Current Installments of Long-term Borrowings	879	26,761	6.3	16,872	3.8	9,889	58.6
Current Financial Liabilities	10	296	0.1	251	0.1	45	18.1
Accrued Expense & Other Current Liabilities	1,497	45,541	10.6	36,577	8.3	8,964	24.5
Machinery and Equipment Payable	304	9,243	2.2	9,537	2.2	(294)	(3.1)
Total Current Liabilities	4,595	139,828	32.7	118,252	26.8	21,576	18.2
Long-term Borrowings	2,146	65,309	15.3	105,676	24.0	(40,367)	(38.2)
Other Non-Current Liabilities	237	7,199	1.7	6,071	1.4	1,128	18.6
Total Non-Current Liabilities	2,383	72,508	16.9	111,746	25.3	(39,238)	(35.1)
Total Liabilities	6,978	212,336	49.6	229,998	52.1	(17,662)	(7.7)
EQUITY
Common Stock	3,163	96,242	22.5	96,242	21.8	0	0.0
Capital Surplus	2,008	61,101	14.3	60,022	13.6	1,079	1.8
Retained Earnings	1,390	42,298	9.9	38,160	8.7	4,137	10.8
Other Equity	8	242	0.1	(18)	0.0	259	－
Non-Controlling Interests	512	15,572	3.6	16,738	3.8	(1,166)	(7.0)
Total Equity	7,080	215,454	50.4	211,145	47.9	4,309	2.0
Total Liabilities & Equity	14,058	427,790	100.0	441,143	100.0	(13,353)	(3.0)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.43 per USD as of June 30, 2018

  (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended June 30, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2018		1H 2017

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	210	6,389	23,594
Depreciation & Amortization	543	16,525	19,017
Share of Profit of Equity-Accounted Investees	(4)	(120)	(88)
Changes in Working Capital	(134)	(4,073)	(154)
Changes in Others	(23)	(692)	(456)

Net Cash Provided(Used) by Operating Activities	592	18,028	41,912

Cash Flow from Investing Activities:
Acquisitions of Financial Assets Measured at Fair Value	(144)	(4,370)	0
Proceeds from Disposal of Financial Assets Measured at Fair Value	2	59	0
Acquisitions of Financial Assets Carried at Cost	0	0	(14)
Acquisitions of Equity-Accounted Investees	(21)	(635)	0
Acquisitions of Property, Plant and Equipment	(621)	(18,912)	(18,216)
Proceeds from Disposal of Property, Plant and Equipment	109	3,303	504
Decrease(Increase) in Other Financial Assets	1	15	22
Decrease(Increase) in Intangible Assets	0	0	(193)
Decrease(Increase) in Other Assets	(7)	(205)	(393)
Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity	(19)	(565)	(0)

Net Cash Provided(Used) in Investing Activities	(700)	(21,310)	(18,290)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(38)	(1,146)	1,634
Increase(Decrease) in Long-term Borrowings	(625)	(19,022)	(599)
Increase(Decrease) in Guarantee Deposits	(0)	(0)	(44)
Changes in Non-Controlling Interests and Others	0	0	11
Net Cash Provided(Used) by Financing Activities	(663)	(20,168)	1,002

Effect of Exchange Rate Changes on Cash and Cash Equivalents	25	753	(2,015)

Net Increase(Decrease) in Cash and Cash Equivalents	(746)	(22,696)	22,609
Cash and Cash Equivalents at Beginning of Period	3,451	105,021	80,191

Cash and Cash Equivalents at End of Period	2,705	82,324	102,801

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.43 per USD as of June 30, 2018

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 26, 2018	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer